Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517
Q4 FY2009 Financial Results Conference Call May 20, 2009

Tara Dhillon Senior Director, Investor Relations

FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements and projections that involve risk and uncertainty, including statements regarding our financial performance in future periods (including FY2010), our expectations regarding the synergies and other anticipated benefits resulting from our proposed acquisition of Data Domain, including that it will be accretive within 12 months of the transaction's close, the expected timing of when the transaction may close and our expectations regarding integrating Data Domain into our operations. Actual results may differ materially from our statements or projections. Factors that could cause actual results to differ from our projections include, but are not limited to customer demand for products and services, our ability to maintain or increase backlog and increase revenue, increased competition, our ability to successfully complete our acquisition of Data Domain and integrate its operations into our own and the material and adverse global economic market conditions that currently exist. Other equally important factors are detailed in our accompanying press release as well as our 10-K and 10-Q reports on file with the SEC and also available on our website, all of which are incorporated by reference into today's discussion. GAAP RECONCILIATION During the course of the these presentations, we will be referring to both GAAP and non-GAAP numbers. NetApp provides reconciliation between these GAAP and non-GAAP numbers, which can be found in the Investor's section of the Company's website at www.netapp.com.

Additional Information and Where to Find It NetApp plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp's website at www.netapp.com and on Data Domain's website at www.datadomain.com. Participants in the Acquisition of Data Domain NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp's executive officers and directors is included in NetApp's definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain's executive officers and directors is included in Data Domain's Annual Report on Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.

Dan Warmenhoven Chairman and CEO

Welcome Data Domain About Data Domain Leading provider of deduplication storage systems for backup in multi-vendor environments $274m in CY08 revenue; up 122% over CY07 Headquarters in Santa Clara, CA; 825 employees Expands the opportunity for NetApp Data Domain adds to NetApp a complementary, high-growth business which will be operated to maximize growth and market adoption NetApp has market reach to expand delivery of Data Domain portfolio to international markets and more enterprise customers

Steve Gomo EVP Finance and CFO

Q4 FY09 Revenue Analysis* Revenue Systems 40% $350m -15% Software Entitlements and Maintenance 19% $165m 21% Year/year Growth Services 24% $210m 22% Total 100% $880m -6% Add-on Software 18% $156m -28% Product Revenue 57% $506m -20% % of Total *Numbers presented are non-GAAP unless otherwise stated. NetApp provides reconciliation between GAAP and non-GAAP on the Investor Relations section of the NetApp website at www.netapp.com. Foreign currency effects decreased sequential revenue growth by 0.3 percentage points and decreased year over year growth by 3.7 percentage points.

Q4 FY09 Gross Margin Analysis* Non-GAAP Gross Margin 61.8% 60.7% Q4 FY09 Q3 FY09 Software E&M 98.5% 98.5% Product 52.7% 53.7% Service 55.0% 49.6% GAAP Gross Margin Product 51.6% 52.2% Software E&M 98.5% 98.5% Service 53.2% 48.0% *Numbers presented are non-GAAP unless otherwise stated. NetApp provides reconciliation between GAAP and non-GAAP on the Investor Relations section of the NetApp website at www.netapp.com.

Q4 FY09 Financial Highlights* Q4 FY09 Operating Expenses $426M 48.4% $424M Income from Operations $118M 13.4% $107M Other Income $ 4.4M $ 4.3M Income Before Taxes $122M 13.9% $111M Tax Rate 16.0% 16.0% Net Income $103M 11.7% $ 93M Earnings per Share $0.31 $0.28 Q3 FY09 % of Q4 Revenue GAAP Net Income/Loss $75M ($75M) GAAP Earnings per Share $0.23 ($0.23) *Numbers presented are non-GAAP unless otherwise stated. NetApp provides reconciliation between GAAP and non-GAAP on the Investor Relations section of the NetApp website at www.netapp.com.

Q4 FY09 Cash Metrics Q4 FY09 Cash from Operations $180M $236M Capital Expenditures1 $135M $ 51M Free Cash Flow2 $ 45M $185M 2Free Cash Flow is defined as Cash from Operations less Capital Expenditures Q3 FY09 Cash and S.T. Investments $ 2.6B $ 2.5B (Includes $1.26B in U.S. cash) 1Includes $119 in cash to purchase two buildings previously under synthetic lease

Q4 FY09 Key Financial Metrics Q3 FY09 DSOs1 44 36 Inventory Turns2 22.1 16.8 Q4 FY09 Total Deferred Revenue $1.7B $1.63B Total Employees 7,976 8,383 1Days Sales Outstanding are defined as Accounts Receivable Net divided by Revenue, multiplied by number of days in the quarter (91) 2Inventory Turns are defined as Annualized Q4 non-GAAP COGS divided by Net Inventory

Q1 FY 2010 Outlook*

	Q1 FY10
Revenue	No guidance provided
Non-GAAP Gross Margin	~61%
Non-GAAP Operating Expenses	Increase of $10M to $15M from Q4 level

*Numbers presented are non-GAAP unless otherwise stated. NetApp provides reconciliation between GAAP and non-GAAP on the Investor Relations section of the NetApp website at www.netapp.com.

© 2009 NetApp. All rights reserved.
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Acquisition Details Purchase price of $1.5B in cash and stock $11.45 in cash 0.76 shares of NetApp exchanged for each share of Data Domain We anticipate that the deal will close in 60-120 days subject to customary closing conditions including regulatory approval Expected to be accretive within 12 months of close on a non-GAAP basis Many opportunities for revenue and cost synergies

Tom Georgens President and COO

Tape Is Transitioning to Disk Disk Tape Moves to Disk Production Storage Data Protection Storage Backup/Archive Storage Multi- Vendor Storage Tape Minimization: Data Domain Tape Augmentation NetApp Storage (Less frequently used)

Q4 FY09 Operational Highlights Sequential increase in revenue Mid-range platform resurgence Federal & European geographic strength Sequential growth in revenue from Top Enterprise Accounts NetApp storage efficiency value proposition resonates in budget-constrained environments Customers can meet business objectives with less physical storage Record number of 1-year software and hardware maintenance renewals

Q4 FY09 Geographic & Channel Mix* Q4 FY09 Revenue EMEA 36% $316M -3% AsiaPac 10% $ 87M -8% Americas 54% $477M -8% U.S. Public Sector 12% 2% Year/Year Growth % of Q4 Revenue Indirect Channel 68% Arrow 10% Avnet 10% IBM 4% *Numbers presented are non-GAAP unless otherwise stated. NetApp provides reconciliation between GAAP and non-GAAP on the Investor Relations section of the NetApp website at www.netapp.com.

Product Trends Total storage system units down 5% year/year Entry-level units down 5% year/year Mid-range units up 11% sequentially and flat year/year High-end units flat sequentially and down 30% year/year NAS protocols included in 56% of storage bookings Block protocols included in 45% of storage bookings Fibre-channel SAN included in 32% of bookings iSCSI included in 19% of bookings Overlap of FC SAN and iSCSI in 6% of bookings V-Series had 4th record high bookings quarter in row Great vehicle to break into new accounts 37,000 deduplication licenses downloaded to date

Summary Virtualization and storage efficiency driving adoption of NetApp in next-gen data centers and outsourced (cloud) services Strong competitive position Visibility remains cloudy Increased operating efficiency Hiring in strategic areas on limited basis Optimizing resource allocation to support strategic initiatives and protect sales capacity for future growth

Dan Warmenhoven Chairman and CEO CEO Commentary

Thank You